UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2025

Commission File Number: 001-42362

STAR FASHION CULTURE HOLDINGS LIMITED

(Registrant’s Name)

12F, No.611, Sishui Road

Huli District,

Xiamen

People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

The information disclosed under this Form 6-K is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, nor shall it be incorporated by reference into any registration statement or other document pursuant to the Securities Act of 1933, as amended, except as expressly set forth in such filing.

Resignation of Independent Director

In May 2025, the Board of Directors (the “Board”) of Star Fashion Culture Holdings Limited (the “Company”) received the resignation of Wei Meizhong from her positions as an independent director, the chairman of the Audit Committee, and member of the Compensation Committee and Nominating and Corporate Governance committee of the Company. Wei Meizhong was resigning for personal reasons and not as the result of any dispute or disagreement with the Company or the Board.

In May 2025, the Board received the resignation of You Zhi from his positions as an independent director, the chairman of the Nominating and Corporate Governance Committee, and member of the Compensation Committee and Audit committee of the Company. You Zhi was resigning for personal reasons and not as the result of any dispute or disagreement with the Company or the Board.

Appointment of Replacement Director

Effective May 30, 2025, the Board appointed Zhou, Mo as the independent director as well as the chairlady of the Nominating and Corporate Governance Committee Committee, a member of the Compensation Committee and Audit Committee. Zhou, Mo meets the Nasdaq Stock Market independence requirements. Zhou, Mo has had over 4 years of marketing experience. From September 2024 to present, Ms. Zhou has been the marketing director of Xiamen Fengzhishang Molai Network Technology Co. From October 2023 to September 2024, Ms. Zhou worked as the marketing director of Xiamen Yantian Technology Co. She has worked at Xiamen Yinghai Information Technology Co. from January 2020 to October 2023. Ms. Zhou obtained a bachelor’s degree in musical performance from Chengyi College, Jimei University in 2017. Zhou, Mo has no family relationships with any of the executive officers or directors of the Company. There have been no transactions in the past two years to which the Company or any of its subsidiaries was or is to be a party, in which Zhou, Mo had, or will have, a direct or indirect material interest.

Effective May 30, 2025, the Board appointed Li, Mengting as the independent director as well as the chairlady of the Audit Committee, a member of the Compensation Committee and Nominating and Corporate Governance Committee. Li, Mengting meets the Nasdaq Stock Market independence requirements. Li, Mengting has had over 7 years of financial experience. Since July 2017, Ms. Li has been the securities representative at Many Idea Cloud Holdings Limited, where her responsibilities included assisting CFOs and auditors in preparing IPO-related audits, assisting CFOs and auditors in preparing the company's annual audit documents and reviewing the company's annual financial statements as well as managing corporate information disclosures. Ms. Li graduated from Huaqiao University in 2017 with a degree in finance. Li, Mengting has no family relationships with any of the executive officers or directors of the Company. There have been no transactions in the past two years to which the Company or any of its subsidiaries was or is to be a party, in which Li, Mengting had, or will have, a direct or indirect material interest.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Star Fashion Culture Holdings Limited

Date: May 30, 2025	By:	/s/ Liu Xiaohua
	Name:	Liu Xiaohua
	Title:	Chief Executive Officer and Director

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